                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

                              Brascan Corporation
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

              BCE Place, 181 Bay Street, P.O. Box 762, Suite 4400,
                        Toronto, Ontario M5J 2T3, CANADA
--------------------------------------------------------------------------------
                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]   Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-             .]
   -------------

                                   SIGNATURES*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BRASCAN CORPORATION
                                        ----------------------------------------
                                                     (Registrant)

Date December 13, 2001                   By   /s/ Alan V. Dean
     -------------------------------       -------------------------------------
                                                  Alan V. Dean
                                                  Senior Vice President


*Print the name and title under the signature of the signing officer.

                                  EXHIBIT LIST
                                ---------------

                                                            Sequential
Exhibit          Description                                Page Number
-------          ------------                               -------------
   99.1          Third Supplemental Indenture dated as
                 of December 12, 2001 between Brascan
                 Corporation and Computershare Trust Company
                 of Canada (formerly Montreal Trust Company
                 of Canada), as trustee.

   99.2          Underwriting Agreement dated
                 December 7, 2001.